UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-09305

(Check One): ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☑ Form 10-Q  ☐  Form 10-D  ☐  Form N-SAR  ☐  Form N-CSR

For Period Ended:  September 30, 2010

☐  Transition Report on Form 10-K                                                                                               ☐  Transition Report on Form 10-Q

☐  Transition Report on Form 20-F                                                                                                ☐  Transition Report on Form N-SAR

☐  Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________

PART I - REGISTRANT INFORMATION

Stifel Financial Corp.

Full name of Registrant

Former Name if Applicable

501 North Broadway

Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 62102

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Stifel Financial Corp (the "Company") was not able to file its Quarterly Report on Form 10-Q for the period ended September 30, 2010 within the prescribed time period, as the process of preparing the Company's financial statements for the period ended September 30, 2010 took longer than expected as a result of its acquisition which required additional time for management to compile and verify the data required to be included in the report.  As a result, the Company was unable to complete its Quarterly Report on Form 10-Q for the period ended September 30, 2010 on or before the filing deadline with the Securities and Exchange Commission on November 9, 2010 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

James M. Zemlyak                                          (314) 342-2845

(Name)                                                                (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☑  Yes      ☐  No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☑  Yes      ☐  No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2010, the Company anticipates reporting a net loss of $84.3 million, or $2.47 per diluted share, on revenue of $340.4 million, compared with a net income of $22.1 million, or $0.67 per diluted share, on revenue of $289.7 million, for quarter ended September 30, 2009.  For the nine-months ended September 30, 2010, the Company anticipates reporting a net loss of $39.5 million, or $1.24 per diluted share, on revenue of $980.4 million, compared with a net income of $51.1 million, or $1.62 per diluted share, on revenue of $771.2 million, for nine-months ended September 30, 2009.

STIFEL FINANCIAL CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 10, 2010	By:	/s/ James M. Zemlyak
James M. Zemlyak
Senior Vice President, Treasurer, and Chief Financial Officer